 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

(17 November 2016)

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)
5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ......      No ..X..
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________
Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 17 November 2016 re: Director/PDMR Shareholding
17 November 2016
LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

Group Chief Executive Acquisition of Shares
As described in the Summary Remuneration Announcement, the Group Chief Executive's 4 per cent additional increase in base salary is delivered monthly in Shares and the Shares will be held until the Government has sold its shareholding in the Group.

In this respect, the Group announces that, after the settlement of income tax liabilities and National Insurance contributions, 3,069 Shares were acquired on 16 November 2016 on behalf of António Horta-Osório in respect of his November 2016 salary. The acquisition price was 61.55 pence per Share.

Exercise of Sharesave Option
Andrew Bester, a PDMR, acquired 22,156 Shares at 40.62 pence per Share on 17 November 2016 following the exercise of an option under the Group's Sharesave Scheme.

Share Disposals
The Group announces the sale of Shares by PDMRs as set out below. Following the sale of Shares, the PDMRs continue to comply with the Group's shareholding policy requirements and hold Shares as set out below, including Shares subject to holding periods of up to a further two years post vesting.

Name of PDMR	Number of Shares Sold	Price Per Share	Transaction date	Number of Shares held by the PDMR (and persons closely associated) following the sale
Andrew Bester	299,656 100,344 22,156	61.42 pence 61.50 pence 59.81 pence	15 November 2016 15 November 2016 17 November 2016	2,778,825
Matt Young	1,400,000	60.94 pence	16 November 2016	2,274,110

ENQUIRIES:
Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Corporate Media
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

The following notifications, made pursuant to Article 19(3) of the Market Abuse Regulation, provide further details.

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	António Horta-Osório
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction
Acquisition of Shares.  As described in the Summary Remuneration Announcement, the Group Chief Executive's 4 per cent additional increase in base salary is delivered monthly in Shares and the Shares will be held until the Government has sold its shareholding in the Group.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 00.6155	3,069

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	16 November 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andrew Bester
2	Reason for the notification
a)	Position/status	Group Director & Chief Executive, Commercial Banking
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares following the exercise of an option under the Group's Sharesave Scheme.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 00.4062	22,156

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	17 November 2016
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 00.6150	100,344
		GBP 00.6142	299,656

d)	Aggregated information - Aggregated volume - Price	400,000 GBP 00.6144
e)	Date of the transaction	15 November 2016
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 00.5981	22,156

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	17 November 2016
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matt Young
2	Reason for the notification
a)	Position/status	Group Corporate Affairs Director
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 00.6094	1,400,000

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	16 November 2016
f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 17 November 2016